EXHIBIT 4.31

March 5, 2009

Geoinformatics Exploration Inc.

 80 Richmond Street West

Suite 303

Toronto, Ontario MSH 2S4

Attention: Darren Holden and Petra Decher

Dear Darren and Petra:

 Re:

$2.6 Million. Loan

Further to our discussions, this letter will confirm our agreement pursuant to which Geologic Resource Partners LLC (the "Lender") will make available to Geoinformatics Exploration Inc. (the "Company") a $2.6 million Canadian dollar loan (the "Loan") in accordance with the terms set out in the attached Schedule "A".

This letter agreement (the "Agreement"), upon acceptance by the Company, will constitute a legally binding agreement among the signatories hereto governed by and construed in accordance with the laws of the Province of Ontario.

If you are in agreement with the foregoing including the terms set-out in Schedule "A" attached hereto and forming part of this Agreement, please indicate your acceptance by signing below and returning a copy of this letter to the undersigned together with a copy of the budget to be attached as Exhibit I to Schedule "A" and agreed to by both the Lender and the Company.

Yours truly,

GEOLOGIC RESOURCE PARTNERS LLC

Per:  “J. Kanellitsas”

John Kanellitsas

Chief Operating Officer

The undersigned hereby accepts and agrees to the terms and conditions set-out above and in the attached Schedule "A" and agrees to be legally bound hereby.

Accepted this 9th day of March. 2009.

GEOINFORMATICS EXPLORATION INC.

Per:

 “D. Holden”

Darren Holden

Chief Operating Officer

Per

”P. Decher”

Petra Decher

President and CFO

Schedule "A"

Terms

Amount & Type

A non-revolving term loan in the maximum aggregate principal amount ofC$2.6 million advanceable in an initial tranche of$350,OOO immediately upon the execution of this Agreement with subsequent advances to be in such amounts as may be required by the Company from time to time (the "Loan") to be advanced in accordance with the terms set out below. For the purposes of this Agreement, "CS" means Canadian dollars

Term:

The Loan shall mature on September 30,2010 subject to the right of Geologic Resource Partners LLC (the "Lender") to accelerate all principal, interest and other amounts owing in respect of the Loan upon the occurrence of an Event of Default(as hereinafter defined). In the event that Geoinformatics Exploration Inc. (the "Company") is engaged in bona fide negotiation of a refinancing plan satisfactory to the Lender, the Lender agrees to negotiate in good faith an extension of the term of the Loan so as to provide the Company with the necessary time to implement such refinancing.

Interest Rate:	The outstanding amount of the advances under the Loan will bear interest at a rate equal to 15% per annum, calculated on the basis of a year 0065 days and payable, in cash, at maturity.
Loan Documents:

The Company shall deliver or cause to be delivered to the Lender as evidence of the outstanding amount of the Loan the following documents (collectively with this Agreement, the "Loan Documents") in form and substance satisfactory to the Lender:

I. a grid promissory note issued by the Company in favour of the Lender.

Use of Loan Proceeds:	The proceeds of any advance of the Loan shall be used by the Company solely for the purposes of funding general corporate expenditures incurred in the ordinary course of business by the Company.

Representations and Warranties:

The Company hereby represents and warrants to the Lender as follows:

1. Organization; Powers

The Company is duly organized, validly existing and in good standing under the laws of the Yukon, is duly authorized to do business in all jurisdictions material to the conduct of its business where such qualification is required, has full power and authority and holds all requisite governmental licenses, permits and other approvals to enter into and perform its obligations under this Agreement and each of the other Loan Documents-to which it is a party.

2. Authorization: Enforceability

The execution, delivery and performance of the Loan Documents are within the Company's corporate powers, have been authorized by all necessary corporate action and this Agreement has been duly executed and delivered by an authorized officer of the Company and constitutes, and each of the other Loan Documents to which it is a party when executed and delivered by the Company will constitute, a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3. Government Approvals: No Conflicts

The execution, delivery and performance by the Company of this Agreement and each of the other Loan Documents to which it is a party (a) do not require any consent or approval of, registration or filing with, or any other action by, any governmental authority, save and except for any approval which may be required by the TSX Venture Exchange. (b) will not violate any applicable law, regulation or court order binding on the Company or the charter. by laws or other organizational documents of the Company, (c) will not violate or result in a default under any material indenture, agreement or other instrument binding upon the Company or assets.

4. Material Assets

Neither the Company nor any of its Material Subsidiaries has granted, incurred or suffered any security interest, lien, encumbrance, hypothec, charge or assignment over any of the Material Assets and none of the Material Assets are subject to any security interest, lien, encumbrance, hypothec or charge as of the date hereof.

Each of the foregoing representations and warranties shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any advances of the Loan hereunder and shall be deemed to be repeated by the Company on the date of each advance.

Positive Covenants:

The Company hereby irrevocably and unconditionally covenants and agrees with the Lender, Torso long as any liabilities, indebtedness or obligations arising in respect of the Loan remains outstanding, as follows:

1. Maintain Corporate Existence

The Company shall and shall cause each of the Material Subsidiaries to maintain its corporate existence.

2. Compliance with Laws

The Company shall and shall cause each of the Material   Subsidiaries to comply in all material respects with all applicable laws, rules, governmental restrictions and regulations.

3. Maintain Books and Records

The Company shall and shall cause each of its Material Subsidiaries to keep adequate and accurate records and books of account in which complete entries will be made reflecting all financial transactions and prepare its financial statements in accordance with generally accepted accounting principles and maintain all of its property and assets used in the conduct of its business.

4. Payment of Taxes

The Company shall and shall cause each of its Material Subsidiaries to pay and discharge promptly all taxes, rates, government fees and dues levied, assessed or imposed upon it or its property as and when the same become due and payable save and except where it contests in good faith the validity thereof by proper legal proceedings and for which provision for payment adequate in the reasonable opinion of the Lender has been made.

5. Inspection.

The Company shall permit the Lcnder and its authorized employees, representatives and agents to: (i) visit and inspect its properties (including any properties comprising part of the Material Assets) during normal business hours; (ii) inspect and make extracts from and copies of its books and records; and (iii) discuss with its senior management the Material Assets and the businesses, property, financial condition and prospects of the

Company and the Material Subsidiaries.

6. Payment of Obligations

The Company shall pay all principal, interest and other amounts owing to the Lender promptly when due.

7. Delivery of Financial Statements

The Company shall deliver promptly to the Lender copies of all financial statements, press releases, notices, information circulars and other documents sent by the Company or any of its Material Subsidiaries to its shareholders, and any regular or periodic reports required to be filed with any governmental authority.

8. Performance of Covenants

The Company shall and shall cause each of the Material Subsidiaries to perform and satisfy all covenants and obligations to be performed by it under this Agreement, the other Loan Documents or any other agreement, document or undertaking given by the Company or any of the Material Subsidiaries, as the case may be, to the Lender.

9. Notice of Change

The Company shall, and shall cause each of the Material Subsidiaries to, provide notice to the Lender of the occurrence .of any event or development which could materially adversely affect the Material Assets or the Company's financial condition or its ability to satisfy its obligations to the Lender, promptly upon becoming aware of same.

In the event of the breach of any covenant hereunder, the Company shall give immediate written notice to the Lender of such event.

Negative Covenants:

The Company hereby irrevocably and unconditionally also covenants and agrees with the Lender, for so long as any liabilities, indebtedness or obligations arising in respect of the Loan remains outstanding, as follows:

1. Encumber Property

The Company shall not and shall not permit any of its Material Subsidiaries to create, assume or permit to exist any mortgage, lien, security interest or encumbrance upon any of the Material Assets, other than (i) purchase money security interests, and (ii) arising under the MSAA.

2. Additional Indebtedness

The Company shall not and shall not permit any of its Material Subsidiaries to create or incur liabilities or indebtedness outside of the ordinary course of business.

3. Dispositions

The Company shall not, and shall not permit any of its Material Subsidiaries to, directly or indirectly, sell or otherwise dispose of any of the Material Assets without the prior written consent of the Lender in its sole discretion, except that mineral properties may be sold, farmed-out and joint ventured in the ordinary course of business (provided that, if applicable, the proceeds of any such sale or transfer are applied to reduce the Loan in accordance with the terms hereof), and surplus or obsolete assets may be sold and assets may be sold if the proceeds of such sale are used to purchase replacement assets having an equal or greater value or are applied to reduce the Loan in accordance with the terms hereof).

Event of Default:	The occurrence of any of the following events shall constitute an event of default (each an “Event of Default”) for the purposes of the Loan Documents.

1.

 the principal amount owing hereunder or pursuant to any other agreement between the Company and the Lender shall not be paid when due;

2.

any interest on the Loan shall not be paid within five (5) Business Days of when it was due. For the purposes of the Loan Documents, "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the Province of Ontario are authorized by law to close;

3.

the Company fails to perform or breaches any covenant or any of the Material Subsidiaries fails to perform or breaches any covenant contained in the Loan Documents and such failure or breach to the extent that it is curable, is not cured within thirty (30) Business Days after such failure or breach;

4.

a court shall enter a decree or order for relief in respect of the Company or any of the Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or any of the Material Subsidiaries, as the case may be, or for any substantial part of the Material Assets or ordering the winding up or liquidation of the affairs of the Company or any of the Material Subsidiaries, as the case may be and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days;

5.

the Company or any of the Material Subsidiaries shall cease to carry on business or commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or any of the Material Subsidiaries, as the case may be, or for any substantial part of the Material Assets or the Company or any of the Material Subsidiaries, as the case may be, shall make any general assignment for the benefit of creditors;

6.

any representation, warranty or statement made to the Lender by the Company or any of the Material Subsidiaries is incorrect in any material respect on the date on which .such representation, warranty or statement was made;

7.

any document constituting part of the Loan Documents shall, for any reason, cease to be in full force and effect or shall be declared in a final judgment of a court of competent jurisdiction to be null and void;

8.

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9.

any person takes possession of any of the Material Assets by way of or in contemplation of enforcement of security or a distress or execution or similar process is levied or enforced against such Material Assets;

10.

any governmental authority shall take any action or proceeding to condemn, seize or appropriate any of the Material Assets;

11.

a Change of Control. For the purposes of the Loan Documents, "Change of Control" means the acquisition by any person or group of persons acting jointly or in concert of more than 50% of the issued and outstanding common shares in the capital of the Company (for the purposes hereof, "acting jointly or in concert" shall have the meaning ascribed thereto in the Securities Act (Ontario))

12.

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13.

a default or event of default occurs under any agreement or document entered into between the Company and the Lender and is not either (a) cured within any applicable cure periods or (b) waived by the Lender in its sole discretion.

If an Event of Default described in (4) or (5) above shall occur, the entire unpaid principal of and accrued interest on the Loan shall become immediately due and payable without any declaration or other act on the part of the Lender. Immediately upon the occurrence of any Event of Default described in (4) or (5) above, or upon failure to pay the Loan on the maturity date, the Lender, upon notice to the Company, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Agreement, any of the other Loan Documents, or at law or in equity.

If any other Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may by notice to the Company declare all or any portion of the outstanding principal amount of the Loan to be due and payable, whereupon the full unpaid amount of the Loan which shall be so declared due and payable shall be and become immediately due and payable without further notice, demand or presentment.

Assignment:

The Loan documents shall be binding upon the Company and its successors and assigns and shall ensure to the benefit of the Lender and its successors and assigns. For certainty, the Company may not assign any or all of its rights and obligations in respect of the Loan and the Loan Documents without the prior written consent of the Lender which consent shall given in the sole discretion of the Lender.

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